Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-129784

PROSPECTUS SUPPLEMENT NO. 4

(To Prospectus dated December 6, 2005,

as supplemented by the Prospectus

Supplements dated February 10, 2006,

August 28, 2006 and November 19, 2007)

3,392,038 SHARES

MINES MANAGEMENT, INC.

COMMON STOCK

This Prospectus Supplement supersedes information contained in the Prospectus dated December 6, 2005 under the caption “Selling Shareholders”.  This Prospectus relates to the potential offer and sale from time to time of up to 3,392,038 shares of common stock of Mines Management, Inc. by certain securityholders of Mines Management, Inc.  This Prospectus Supplement is not complete without, and many not be delivered or used except in connection with, the Prospectus dated December 6, 2005, and any supplements or amendments to such Prospectus including the Prospectus Supplements dated February 10, 2006, August 28, 2006 and November 19, 2007.

The statements contained in this Prospectus Supplement are deemed to be made throughout the Prospectus and shall modify or supersede any conflicting statements contained in the Prospectus, in each case to the extent applicable.

Our common stock is listed on the NYSE Amex Equities under the symbol “MGN,” and on the Toronto Stock Exchange under the symbol “MGT.” On May 19, 2010, the closing price for our common stock on the NYSE Amex Equities was $2.42 per share and the closing price on the Toronto Stock Exchange was Cdn$2.45 per share.

Investment in our securities involves risks. See “Risk Factors” beginning on page 4 of the Prospectus and “Risk Factors” included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is May 20, 2010.

EXPLANATORY NOTE

On October 21, 2005, we entered into a Securities Purchase Agreement with certain accredited investors pursuant to which we sold and such investors purchased 1,016,677 shares of our common stock and warrants to purchase 508,334 shares of our common stock with an exercise price of $8.25 per share.  In connection with the sale of common stock and warrants, we paid finders who assisted us in the offering cash compensation and granted to them warrants to purchase 228,750 shares of our common stock with an exercise price of $8.25 per share.  We refer to the warrants sold to investors and granted to the finders as the Warrants.  The Warrants expire on October 21, 2010.

The Warrants contain certain antidilution provisions that, among other things, provide that if we offer, sell, or grant any option to purchase or offer, sell or grant any right to reprice our securities, or otherwise dispose of or issue any shares of common stock or other securities entitling any person to acquire shares of our common stock at an effective price per share less than the exercise price of the Warrants then in effect (which we refer to as the Dilutive Share Price):

(i) the exercise price of each Warrant shall be reduced such that the new exercise price per share shall equal the Dilutive Share Price; and

(ii) the number of shares of common stock issuable upon exercise of each Warrant shall be increased such that the aggregate Warrant exercise price payable, after taking into account the reduction in the exercise price described in (i) above, shall be equal to the aggregate exercise price prior to such adjustment.

In accordance with the antidilution provisions described above, the exercise price of the Warrants was reduced from $8.25 to $5.00 per share in April 2007, from $5.00 to $4.00 per share in November 2007 and from $4.00 to $2.56 per share on February 9, 2010 and the number of shares of common stock issuable upon exercise of the Warrants increased from 737,084 to 1,216,188 in April 2007, from 1,216,188 to 1,520,234 in November 2007 and from 1,520,234 to 2,375,368 on February 9, 2010.  None of the Warrants have been exercised.

We filed a registration statement (File No. 333-129784) on November 11, 2004, which we refer to as the Registration Statement, to register the resale of the 1,016,677 shares of common stock described above and the 737,084 shares of common stock issuable upon exercise of the Warrants.  The Registration Statement was declared effective on December 6, 2005.  In accordance with Rule 416(a) under the Securities Act of 1933, as amended, the Registration Statement is deemed to register the additional shares of common stock issuable pursuant to the antidiliution provisions of the Warrant.

The purpose of this Prospectus Supplement is to update certain information located in the section of the prospectus dated December 6, 2005, as supplemented on February 10, 2006, August 28, 2006 and November 19, 2007 (which forms a part of the Registration Statement) entitled “Selling Shareholders” based on information known to us as of May 20, 2010.

SELLING SHAREHOLDERS

The information appearing in the table below with respect to the selling securityholders named herein supersedes the information with respect to selling securityholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated December 6, 2005, as supplemented on February 10, 2006, August 28, 2006 and November 19, 2007.

In addition to the shares of our common stock and shares of our common stock underlying warrants obtained in connection with the private placement completed by us on October 21, 2005, the share amounts under the column “Number of Shares Beneficially Owned Prior to this Offering” in the table below include shares of our common stock beneficially owned by the selling securityholders prior to the private placement.  The table below reflects certain information (i) as of December 6, 2005, the date of effectiveness of the registration statement of which this prospectus forms a part, in respect of the selling securityholders who purchased our common shares and purchased or received warrants in connection with the private placement or (ii) transferees of such selling securityholders, as well as the number of our common shares beneficially owned by such persons and offered hereby, after adjustment to give effect to the antidiliution provisions of the warrants issued in the private placement.  The information in the table below is based on information provided by or on behalf of the selling securityholders.

The selling securityholders who hold the warrants are not required to exercise the warrants for shares of our common stock.  The selling securityholders may offer and sell all, some or none of the shares of common stock represented in the table below. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their warrants or common stock since the date on which they provided the information regarding their securities in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, or the Securities Act.

Other than as described herein and to the best of our knowledge based on the information supplied to us by or on behalf of the selling securityholders, (i) none of the selling securityholders listed in the table below nor any of their affiliates, officers, directors or principal equity holders has held any positions or office or has had any material relationship with us within the past three years and (ii) no selling securityholders is a broker-dealer or affiliate of a broker-dealer.

	Number of Shares Beneficially	Shares	Shares Beneficially Owned After this Offering(1)
Name	Owned Prior to this Offering(1)	Offered in this Offering	Number(2)	Percent of Outstanding(3)
Alexandra Global Master Fund Ltd. (4)	902,832	652,832(4)	250,000	1.08%
Cranshire Capital, L.P. (5)	143,066	130,566(5)	12,500	*
Crestview Capital Master (6)	149,854	149,854(6)	-0-	—
DKR Soundshore Oasis Holding Fund Ltd. (7)	108,805	108,805(7)	-0-	—
Gryphon Master Fund, L.P. (8)	522,266	522,266(8)	-0-	—
GSSF Master Fund L.P. (9)	261,133	261,133(9)	-0-	—
Iroquois Master Fund, Ltd. (10)	152,328	152,328(10)	-0-	—
Nite Capital L.P. (11)	100,000	100,000(11)	-0-	—
Omicron Master Trust (12)	56,667	41,667(12)	15,000	*
Option Opportunities Corp.(13)	161,133	161,133(13)	-0-	—
Rockmore Investment Master Fund Ltd. (14)	21,270	21,270(14)	-0-	—
SDS Capital Group SPC, Ltd. (15)	130,567	130,567(15)	-0-	—
Warrant Strategies Fund, LLC (16)	45,872	45,872(16)	-0-	—
Whalehaven Capital Fund Limited (17)	326,416	326,416(17)	-0-	—
William Corbett (18) (19)	174,783	163,308(19)	11,475	*
Howard Davis (20)	32,227	32,227(20)	-0-	—
Michael Jacks (18) (21)	229,567	168,142(21)	61,425	*
Gary Shemano (18) (22)	297,902	223,652(22)	74,250	*

*                             Less than 1%.

(1)                      Pursuant to Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within 60 days, including the right to acquire through the exercise of an option or warrant or through the conversion of a security. The actual number of shares of common stock shown as beneficially owned and offered hereby, and included in the registration statement of which this prospectus is a part, includes such additional number of shares of common stock as may be issued or issuable with respect to such shares or upon exercise of the warrants, as applicable, by reason of any stock split, stock dividend or similar transaction involving the common stock in order to prevent dilution, all in accordance with Rule 416(a) under the Securities Act.

(2)                      Assumes that all of the shares currently beneficially owned by the selling securityholders and registered hereunder are sold and the selling securityholders acquire no additional shares of our common stock before the completion of this offering.

(3)                      The percentage ownership for the selling securityholders is based on 23,213,709 shares of common stock outstanding as of May 20, 2010.  In accordance with SEC rules, common stock that may be acquired pursuant to options, warrants or convertible securities that are exercisable as of May 20, 2010, or will become exercisable within 60 days thereafter, are deemed to be outstanding and beneficially owned by the person holding such securities for the purpose of computing such person’s percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(4)                      Offered shares include 250,000 outstanding shares of common stock and 402,832 shares of common stock issuable upon the exercise of outstanding warrants.  Alexandra Investment Management, LLC, a Delaware limited liability company (“Alexandra”), serves as investment adviser to Alexandra Global Master Fund Ltd., a British Virgin Islands company (“Master Fund”). By reason of such relationship, Alexandra may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund. Alexandra disclaims beneficial ownership of such shares of common stock.  Mikhail A. Filimonov, Chief Executive Officer of Alexandra, may be deemed to share dispositive power over the shares of common stock stated as beneficially owned by Master Fund.  Mr. Filimonov disclaims beneficial ownership of these securities.

(5)                      Offered shares include 50,000 outstanding shares of common stock and 80,566 shares of common stock issuable upon the exercise of outstanding warrants. Downsview Capital Inc. (“Downsview”) is the general partner of Cranshire Capital, L.P. (“Cranshire”) and consequently has voting control and investment discretion over securities held by Cranshire.  Mitchell P. Kopin (“Mr. Kopin”), President of Downsview, has voting control over Downsview.  As a result of the foregoing, each of Mr. Kopin and Downsview may be deemed to have beneficial ownership of the shares of common stock beneficially owned by Cranshire.

(6)                      Offered shares include 149,854 shares of common stock issuable upon the exercise of outstanding warrants.  Crestview Capital Partners, LLC (“CCP”) is the sole managing member of the selling securityholder and may be deemed to have sole voting and investment power with respect to the securities beneficially owned by the selling securityholder. CCP disclaims beneficial ownership of these securities. Robert Hoyt and Daniel Warsh are managing members of CCP, each of whom may be deemed to have voting and dispositive power over securities beneficially owned by the selling securityholder, and each of whom also disclaims beneficial ownership of these securities.

(7)                      Offered shares include 41,667 outstanding shares and 67,138 shares issuable upon the exercise of outstanding warrants.  Seth Fischer is the managing member of Oasis Management Holdings LLC, one of the general partners of DKR Oasis Management Company LP.  DKR Oasis Management Company LP has the authority to do any and all acts on behalf of the selling securityholder including voting any shares beneficially owned by the selling securityholder. Mr. Fischer has ultimate responsibility for investments with respect to the selling securityholder. Mr. Fischer disclaims beneficial ownership of these securities.

(8)                      Offered shares include 200,000 outstanding shares of common stock and 322,266 shares of common stock issuable upon the exercise of outstanding warrants.  E.B. Lyon IV is the authorized agent of the selling securityholder and has the right to vote and exercise control over the disposition of the shares of common stock beneficially owned by the selling securityholder.

(9)                      Offered shares include 100,000 outstanding shares of common stock and 161,133 shares of common stock issuable upon the exercise of outstanding warrants. Thomas C. Davis has the right to vote and exercise control over the disposition of the shares of common stock beneficially owned by the selling securityholder.

(10)                Offered shares include 58,333 outstanding shares of common stock and 93,995 shares of common stock issuable upon the exercise of outstanding warrants.  Iroquois Capital Management L.L.C. (“Iroquois Capital”) is the investment manager of Iroquois Master Fund, Ltd. (“IMF”).  Consequently, Iroquois Capital has voting control and investment discretion over securities held by IMF.  As Joshua Silverman and Richard Abbe make voting and investment decisions on behalf of Iroquois Capital in its capacity as investment manager to IMF, they may be deemed to have voting control and investment discretion over securities beneficially owned by each of the Iroquois Funds.  As a result of the foregoing, each of Iroquois Capital, Mr. Silverman and Mr. Abbe may be deemed to have beneficial ownership of the securities of each of the Iroquois Funds.

(11)                Offered shares include 100,000 outstanding shares of common stock.  Chris Casey has the right to vote and exercise control over the disposition of the shares of common stock beneficially owned by the selling securityholder.

(12)                Offered shares include 41,667 outstanding shares of common stock.  Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”); Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital; and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of these securities. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of October 21, 2005, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock beneficially owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein each disclaim beneficial ownership of these securities. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling securityholder. No person or “group” controls Omicron and Winchester.

(13)                Offered shares include 161,133 shares of common stock issuable upon the exercise of outstanding warrants.  David Dury, the owner and President of Option Opportunities Corp., has voting and investment power over these securities.

(14)                Offered shares include 21,270 shares of common stock issuable upon the exercise of outstanding warrants.  Rockmore Capital, LLC and Rockmore Partners, LLC serve as the investment manager and general partner, respectively, of Rockmore Investments (US) LP, which invests all of its assets through Rockmore Investment Master Fund Ltd. Rockmore Capital, LLC and Rockmore Partners, LLC may be deemed to share dispositive power over these securities. Rockmore Capital, LLC and Rockmore Partners, LLC disclaim beneficial ownership of these securities. Rockmore Partners, LLC has delegated authority to Rockmore Capital, LLC regarding the portfolio management decisions with respect to shares owned by Rockmore Investment Master Fund Ltd. and, as of August 26, 2009, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, LLC, are responsible for the portfolio management decisions of the shares owned by Rockmore Investment Master Fund Ltd. Messrs. Bernstein and Daly may be deemed to share dispositive power over shares owned by Rockmore Investment Master Fund Ltd.  Messrs. Bernstein and Daly disclaim beneficial ownership of these securities. No other person has sole or shared voting or dispositive power with respect to these shares. No person or “group” controls Rockmore Investment Master Fund Ltd.

(15)                Offered shares include 50,000 outstanding shares of common stock and 80,567 shares of common stock issuable upon the exercise of outstanding warrants. Steve Derby, the managing member of SDS Management, LLC, the selling securityholder’s investment manager, has the sole voting and dispositive control over these securities.

(16)                Offered shares include 45,872 shares of common stock issuable upon the exercise of outstanding warrants.  J. Mitchell Hill has the right to vote and exercise control over the disposition of the shares of common stock beneficially owned by the selling securityholder.

(17)                Offered shares include 125,000 outstanding shares of common stock and 201,416 shares of common stock issuable upon the exercise of outstanding warrants.  Arthur Jones and Trevor Williams, as directors of Whalehaven Capital Fund Ltd., have voting and investment control over these securities. Messers. Jones and Trevor disclaim beneficial ownership over these securities.

(18)                The selling securityholder is either a registered broker-dealer or an affiliate of a registered broker-dealer. To the extent the selling securityholder is a broker-dealer, it is deemed to be an “underwriter” within the meaning of the Securities Act.  To the extent the selling securityholder is an affiliate of a broker-dealer, the selling securityholder acquired the securities in the ordinary course of business and, at the time of acquisition, the selling securityholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

(19)                Offered shares include 163,308 shares of common stock issuable upon exercise of outstanding warrants.

(20)                Offered shares include 32,227 shares of common stock issuable upon exercise of outstanding warrants.

(21)                Offered shares include 168,142 shares of common stock issuable upon exercise of outstanding warrants.

(22)                Offered shares include 223,652 shares of common stock issuable upon exercise of outstanding warrants.